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Schedule 13G
Name of Issuer			PS Business Parks, Inc.
Title of Class of Securities	Common Stock
CUSIP Number			69360J107
Date of Event Requiring Filing	12-31-1998
Filed pursuant to Rule 		13d-1(b)



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1  NAME OF REPORTING PERSON - State Treasurer, State of Michigan
   IRS IDENTIFICATION - 38-2836023
2  CHECK IF MEMBER OF A GROUP - Not applicable
3  SEC use only
4  CITIZENSHIP - State of Michigan
5  SOLE VOTING POWER - 2,131,611
6  SHARED VOTING POWER - None
7  SOLE DISPOSITIVE POWER - 2,131,611
8  SHARED DISPOSITIVE POWER - None
9  AGGREGATE AMOUNT OWNED - 2,131,611
10 IF AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES - Not applicable
11 PERCENT OF CLASS REPRESENTED - 9.0%
12 TYPE OF REPORTING PERSON - EP



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1a NAME OF ISSUER - PS Business Parks, Inc.
1b ADDRESS OF ISSUER - 701 Western Avenue
                       Glendale, CA  91201
2a NAME OF FILER - Reference to Item 1, Page 2 of Schedule 13G
			and Attachment A
2b ADDRESS OF FILER - Michigan Department of Treasury
                      Mortgage and Real Estate Division
                      P.O. Box 15128
                      Lansing, MI  48901
2c CITIZENSHIP - Reference to Item 4 Page 2 of this Schedule 13G
2d CLASS OF SECURITIES - Reference to Item 1 Page 1 of Schedule 13G
2e CUSIP NUMBER - 69360J107
3  PERSON FILING - Employee benefit plan in accordance with
			S240.13d-1(b)(1)(ii)(F)
4 OWNERSHIP - Reference Item 5 through 11 Page 2 of this Schedule 13G 5 OWNERSHIP UNDER 5% - Not applicable
6  OWNERSHIP OVER 5% - Not applicable
7  INDENTIFICATION OF SUBSIDIARY - Not applicable
8  IDENTIFICATION OF MEMBERS - Not applicable
9  NOTICE OF DISSOLUTION - Not applicable
10 CERTIFICATION - By signing below I certify that to the best of my
		knowledge and belief the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or woth the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Pursuant to State Law (Section 91 of Act No. 380 of the Public Acts of 1965,
as amended), the State Treasurer, State of Michigan is the investment fiduciary for the following four State sponsored retirement systems:
Public School Employees' Retirement System; State Employees' Retirement System; Michigan State Police Retirement System; and Judges' Retirement System.

The Michigan Department of Treasury's Bureau of Investments performs the investment function, under the direction and on behalf of the State Treasurer.

The aforementioned State Law created an Investment Advisory Committee comprised of the Director of the Department of Commerce, the Director of the Department of Management & Budget, or their duly authorized representatives, and three public members appointed by the Governor with the advice and consent of the Senate. The committee meets quarterly and reviews investments, goals, and objectives, and may submit recommendations to the State Treasurer.
The Investment Advisory Committee may also, by a majority vote, direct the State Treasurer to dispose of any holdings which in the committee's judgement is not suitable for the funds involved, and may by unanimous vote direct the State Treasurer to make specific investments.

Act No. 314 of the Public Acts of 1965, as amended, authorizes the investment of assets of public employee retirement systems or plans created and established by the state or any political subdivision.

The acquisition of equity securities are made for investment purposes only. Investments in equity securities are made from the assets of the aforementioned four retirement systems with total assets of approximately $47.0 billion. The retirement systems derive revenue from employer and employee contributions, court fees, and investment income.




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After resonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement,

is true, complete and correct.



Date:  March 30, 1999

Signed:  Alan H. VanNoord, Director, Bureau of Investments